Exhibit 10.16

May 11, 2005

Isao Nojima
475 Knoll Drive
Los Altos, CA 94024

Dear Isao:

This letter sets forth the substance of the separation and consulting agreement (the "Agreement") between Silicon Storage Technology, Inc. ("SST") and you, following your resignation from SST on April 14, 2005 (the "Resignation Date"). SST has valued your contribution as an executive officer and seeks to continue to benefit from your experience and knowledge.

      1.   **Consulting Agreement.** We agree that you will serve as a consultant to SST, commencing on the Resignation Date and continuing for three (3) months thereafter (the "Consulting Period"). As a consultant you will provide consulting services to SST in any area of your expertise upon request by the Chief Executive Officer ("CEO") of SST, subject to your reasonable availability during normal business hours. You will not be required to provide more than forty (40) hours per week of consulting services to SST during the Consulting Period. During the Consulting Period, you will receive as consulting fees $20,833.33 per month ("Consulting Fees").

      2.   **Health Insurance.** As provided by the federal COBRA law, state insurance laws, and by SST's current group health insurance policies, you will be eligible to continue your health insurance benefits at your own expense following the Retirement Date and, later, to convert to an individual policy if you wish. You will be provided with a separate notice of your COBRA rights. If you elect continued coverage under COBRA, as part of this Agreement SST will pay your COBRA premiums for coverage through the end of the Consulting Period ("COBRA Premiums").

      3.   **Confidentiality.** We agree that this Agreement will be held in strictest confidence by you and SST and will not be publicized or disclosed in any manner whatsoever; *provided, however,* that: (a) you may disclose this Agreement to your immediate family; (b) the parties may disclose this Agreement in confidence to their respective attorneys, accountants, auditors, tax preparers, and financial advisors; (c) SST will disclose this Agreement as necessary to fulfill legally required corporate reporting or disclosure requirements; and (d) the parties may disclose this Agreement insofar as such disclosure may be necessary to enforce its terms or as otherwise required by law.

4.   Nondisparagement. Both you and SST agree not to defame, libel, or slander the other party, or the other party's officers and directors, or to tortiously interfere with the contracts, relationships and prospective economic advantage of the other party or the other party's officers and directors; *provided that* both you and SST will respond accurately and fully to any question, inquiry or request for information when required by legal process.

5.   Indemnification. As a former executive officer of SST you were provided certain indemnifications rights, and these rights and obligations are unchanged by this Agreement, including, without limitation, those rights and obligations under applicable law, and those rights and obligations set forth in your March, 2000 Indemnity Agreement with SST and SST's Bylaws and Articles of Incorporation.

6.   General Release. In exchange for the consideration provided to you by this Agreement, you hereby generally and completely release SST and its current and former directors, officers, employees, shareholders, partners, agents, attorneys, predecessors, successors, parent and subsidiary entities, insurers, affiliates, and assigns from any and all claims, liabilities and obligations, both known and unknown, that arise out of events, acts, conduct, or omissions occurring prior to your signing this Agreement. This general release includes, but is not limited to: **(a)** all claims arising out of or in any way related to your employment with SST; **(b)** all claims related to your compensation or benefits from SST, including salary, bonuses, commissions, vacation pay, expense reimbursements, severance pay, fringe benefits, stock, stock options, or any other ownership interests in SST; **(c)** all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing; **(d)** all tort claims, including claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and **(e)** all federal, state, and local statutory claims, including claims for discrimination, harassment, retaliation, attorneys' fees, or other claims arising under the federal Civil Rights Act of 1964 (as amended), the federal Americans with Disabilities Act of 1990, the federal Age Discrimination in Employment Act of 1967 (as amended) ("ADEA"), and the California Fair Employment and Housing Act (as amended). Notwithstanding the foregoing, nothing in this Agreement shall prevent you from filing, cooperating with, or participating in any proceeding before the Equal Employment Opportunity Commission or the California Department of Fair Employment and Housing, except that you acknowledge and agree that you shall not recover any monetary benefits in connection with any such claim, charge or proceeding with regard to any claim released herein. Further, nothing in this Agreement shall (a) prevent either party from filing any claim arising from any breach of the terms of this Agreement, or (b) release SST from any of its indemnification obligations to you pursuant to your March 2000 Indemnity Agreement with SST, SST's Bylaws or Articles of Incorporation, or statutory or common law.

7.   ADEA Waiver. You acknowledge that you are knowingly and voluntarily waiving and releasing any rights you may have under the ADEA ("ADEA Waiver"). You also acknowledge that the consideration given for the ADEA Waiver is in addition to anything of value to which you were already entitled. You further acknowledge that you have been advised by this writing, as required by the ADEA, that: **(a)** your ADEA Waiver does not apply to any rights or claims that arise after the date you sign this Agreement; **(b)** you should consult with an attorney prior to signing this Agreement; **(c)** you have twenty-one (21) days to consider this Agreement (although you may choose to voluntarily sign it sooner); **(d)** you have seven (7) days following the date you sign this Agreement to revoke the ADEA Waiver; and **(e)** the ADEA

Waiver and this Agreement will not be effective until the date upon which the revocation period has expired unexercised, which will be the eighth day after you sign this Agreement ("Effective Date").

8. Waiver. In giving the release herein, which includes claims which may be unknown to you at present, you acknowledge that you have read and understand Section 1542 of the California Civil Code, which reads as follows:

> **A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.** (California Civil Code section 1542)

You hereby expressly waive and relinquish all rights and benefits under that section and any law or legal principle of similar effect in any jurisdiction with respect to the release of unknown and unsuspected claims granted in this Agreement.

9. Entire Agreement. This Agreement constitutes the complete, final and exclusive embodiment of the entire agreement between you and SST with regard to the subject matter hereof. It supersedes any and all other agreements entered into by and between you and SST. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein. It may not be modified except in a writing signed by you and a duly authorized officer of SST.

10. Authority. SST represents and warrants that the undersigned has the authority to act on behalf of SST and to bind SST and all who may claim through it to the terms and conditions of this Agreement. You represent and warrant that you have the capacity to act on your own behalf and on behalf of all who might claim through you to bind them to the terms and conditions of this Agreement.

11. Severability. In the event that any provision of this Agreement, or any portion thereof, becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision or portion of said provision.

12. Governing Law. This Agreement shall be construed, interpreted, governed, and enforced in accordance with the laws of the State of California, without regard to choice-of-law provisions.

13. Counterparts. This Agreement may be executed in counterparts and by facsimile, and each counterpart shall have the same force and effect as an original and shall constitute an effective, binding agreement on the part of each of the undersigned.

14. Binding Effect. This Agreement will be binding upon, and will inure to the benefit of, Employee's heirs, executors, and administrators, if any, and will be binding upon and will inure to the benefit of the individual or collective successors and assigns of SST , and all of its present and former directors, officers, employees, shareholders, agents, and all persons acting by, through, or in concert with any of them.

If this Agreement is acceptable to you, please sign below and return it to me.

We wish you much success in your future endeavors, and appreciate all that you have done for SST.

Sincerely,

SILICON STORAGE TECHNOLOGY, INC.

By: /s/ Bing Yeh
     Bing Yeh
     President and CEO

UNDERSTOOD AND AGREED:

/s/ Isao Nojima
Isao Nojima

Date: May 16, 2005